

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Lichen Dong
Chairman of the Board
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

      Re: Next Technology Holding Inc.
         Preliminary Information Statement on Schedule 14C
         Response dated June 20, 2024
         File No. 001-41450

Dear Lichen Dong:

We have reviewed your June 20, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

Preliminary Information Statement on Schedule 14C

General

1. We note your response to prior comment 1 and do not have any further comments at time. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including any conclusions you have made, or positions you have taken.

    Please contact Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology